(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 000-29309

For Period Ended: July 2, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

MatrixOne, Inc.

Full Name of Registrant

Former Name if Applicable

210 Littleton Road

Address of principal executive office (Street and Number)

Westford, MA 01886

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2005, MatrixOne, Inc. (the “Company”), the Audit Committee of the Board of Directors and the management of the Company have determined that errors in revenue recognition with respect to the Company’s Japanese subsidiary require the Company to restate its previously reported financial results. The restatement will affect previously reported financial results for fiscal year 1999 through the second quarter of fiscal year 2005.

While the Company has worked diligently to complete the review of its revenue recognition practices and the restatement, the Company is unable to timely file its Form 10-K for the fiscal year ended July 2, 2005 without unreasonable effort or expense. Subject to the completion of the review and restatement, the Registrant currently expects to file its Annual Report on Form 10-K for the fiscal year ended July 2, 2005 on or before September 30, 2005.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gary Hall, Chief Financial Officer (Name)	(978) (Area Code)	589-4000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended April 2, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above, the Company cannot provide a reasonable estimate of the amount of any changes pending finalization of the financial statements of the Company for the fiscal years 2004 and 2005.

MatrixOne, Inc.

            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 15, 2005	By:	/s/ Gary D. Hall
Gary D. Hall
Senior Vice President of Finance, Chief Financial Officer and Treasurer